FIRST INVESTORS LIFE INSURANCE COMPANY
FIRST INVESTORS LIFE LEVEL PREMIUM VARIABLE LIFE INSURANCE (SEPARATE ACCOUNT B)
110 Wall Street
New York, New York 10005

September 28, 2012

VIA EDGAR

Mr. Patrick Scott
Senior Counsel
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	Post-Effective Amendment No. 5 to the Registration Statement on Form N-6 of First Investors Life Level Premium Variable Life Insurance (Separate Account B) (File Nos. 333-149362; 811-04328)

Dear Mr. Scott:

In connection with the above-referenced filing, First Investors Life Level Premium Variable Life Insurance (Separate Account B)(the “Registrant”) acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) comments by the staff of the U.S. Securities and Exchange Commission (“SEC”) or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and (3) the Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

FIRST INVESTORS LIFE INSURANCE COMPANY on behalf of FIRST INVESTORS LIFE LEVEL PREMIUM VARIABLE LIFE INSURANCE (SEPARATE ACCOUNT B)

By:	/s/ Joanne McIntosh

Joanne McIntosh